UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Caribou Coffee Company, Inc.

(Name of Subject Company (Issuer))

JAB Beech Inc.

Pine Merger Sub, Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

142042209

(CUSIP Number of Class of Securities)

Joachim Creus

JAB Beech Inc.

2200 Pennsylvania Avenue NW

Washington, DC 20037

Tel: (202) 507-5838

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Paul T. Schnell, Esq.

Sean C. Doyle, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$339,467,568	$46,304

(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (x) $16.00 (i.e., the tender offer price) by (y) 21,216,723, the estimated maximum number of shares of the Company common stock to be acquired in the tender offer.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013, issued August 31, 2012, by multiplying the transaction value by 0.0001364.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$46,304	Filing Party:	JAB Beech Inc.
Form or Registration No.:	Schedule TO	Date Filed:	December 21, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 further amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 21, 2012 (as amended on December 26, 2012, “Schedule TO”) relating to the offer by JAB Beech Inc., a Delaware corporation (“Parent”) and Pine Merger Sub, Inc., a Minnesota corporation and a wholly-owned subsidiary of Parent (“Purchaser” and, together with Parent, the “Offerors”), to purchase all outstanding shares of common stock, par value $0.01 per share (“Shares”), of Caribou Coffee Company, Inc., a Minnesota corporation (the “Company”), at a price of $16.00 per Share, net to the seller in cash (less any required withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 21, 2012 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below.

Item 11 of the Schedule TO, and the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below.

The subsection titled “Legal Proceedings” in Section 15—”Certain Legal Matters” is amended and supplemented to add at the end thereof the following:

“On December 27, 2012, the plaintiff in the Richeson Action filed an amended complaint (the “Amended Richeson Complaint”). In addition to the allegations described above, the Amended Richeson Complaint contains certain new allegations challenging the disclosures made in the Schedule 14D-9, which can be generally described as follows:

•	The Schedule 14D-9 allegedly does not adequately disclose details regarding the Company’s financial projections.

•

The Schedule 14D-9 allegedly does not disclose detailed reasons why the Company’s financial advisor, Moelis & Company, LLC (“Moelis”), selected the companies it chose for the comparable company analysis and the transactions it chose for the selected precedent analysis.

•	The Schedule 14D-9 allegedly does not disclose adequate detail regarding Moelis’s discounted cash flow analysis.

•	The Schedule 14D-9 allegedly does not disclose adequate detail regarding the Company Board’s determination not to conduct a pre-signing market check.

The foregoing description is qualified in its entirety by reference to the Amended Richeson Complaint, a copy of which is filed as Exhibit (a)(5)(H) to the Schedule TO, and which is incorporated herein by reference.”

ITEM 12. EXHIBITS

Item 12 of the Schedule TO is hereby amended and restated in its entirety as follows:

(a)(1)(A)*	Offer to Purchase, dated December 21, 2012

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Notice of Guaranteed Delivery

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)*	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form

(a)(1)(G)*	Summary Advertisement, published December 21, 2012 in The Wall Street Journal

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)*	Joint Press Release of Parent and the Company, dated December 17, 2012 (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 17, 2012)

(a)(5)(B)*	Complaint filed by James Randolph Richeson in the District Court of the State of Minnesota, Fourth Judicial District on December 18, 2012

(a)(5)(C)*	Complaint filed by Greentech Research LLC in the District Court of the State of Minnesota, Fourth Judicial District on December 18, 2012

(a)(5)(D)*	Complaint filed by Suketu Shah, in the District Court of the State of Minnesota, Fourth Judicial District on December 20, 2012

(a)(5)(E)*	Order Granting Companioning of Cases, issued December 21, 2012 by District Court of the State of Minnesota, Fourth Judicial District

(a)(5)(F)*	Complaint filed by Mary Arciero, in the District Court of the State of Minnesota, Fourth Judicial District on December 21, 2012

(a)(5)(G)*	Complaint filed by Jay Schufman, in the District Court of the State of Minnesota, Fourth Judicial District on December 21, 2012

(a)(5)(H)	Amended Complaint filed by James Randolph Richeson in the District Court of the State of Minnesota, Fourth Judicial District on December 27, 2012

(b)	Not applicable

(d)(1)*	Agreement and Plan of Merger, dated as of December 16, 2012, among Parent, Purchaser and the Company (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 17, 2012)

(d)(2)*	Non-Disclosure Agreement, dated December 7, 2012, between the Company and Parent

(g)	Not applicable

(h)	Not applicable

*	Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2012

JAB BEECH INC.

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	President

PINE MERGER SUB, INC.

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	President

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated December 21, 2012

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Notice of Guaranteed Delivery

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)*	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form

(a)(1)(G)*	Summary Advertisement, published December 21, 2012 in The Wall Street Journal

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)*	Joint Press Release of Parent and the Company, dated December 17, 2012 (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on
December 17, 2012)

(a)(5)(B)*	Complaint filed by James Randolph Richeson in the District Court of the State of Minnesota, Fourth Judicial District on December 18, 2012

(a)(5)(C)*	Complaint filed by Greentech Research LLC in the District Court of the State of Minnesota, Fourth Judicial District on December 18, 2012

(a)(5)(D)*	Complaint filed by Suketu Shah, in the District Court of the State of Minnesota, Fourth Judicial District on December 20, 2012

(a)(5)(E)*	Order Granting Companioning of Cases, issued December 21, 2012 by District Court of the State of Minnesota, Fourth Judicial District

(a)(5)(F)*	Complaint filed by Mary Arciero, in the District Court of the State of Minnesota, Fourth Judicial District on December 21, 2012

(a)(5)(G)*	Complaint filed by Jay Schufman, in the District Court of the State of Minnesota, Fourth Judicial District on December 20, 2012

(a)(5)(H)	Amended Complaint filed by James Randolph Richeson in the District Court of the State of Minnesota, Fourth Judicial District on December 27, 2012

(b)	Not applicable

(d)(1)*	Agreement and Plan of Merger, dated as of December 16, 2012, among Parent, Purchaser and the Company (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 17, 2012)

(d)(2)*	Non-Disclosure Agreement, dated December 7, 2012, between the Company and Parent

(g)	Not applicable

(h)	Not applicable

*	Previously filed

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